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                                                                  Exhibit 99(c)


                    [CommerceFirst Bancorp, Inc. letterhead]


Dear Shareholder:

         We are pleased to advise you that CommerceFirst Bancorp has commenced a rights offering of 175,000 shares of common stock to shareholders of record as of December 9, 2004.

         Because you were a shareholder of record as of December 9, 2004, you are entitled to purchase 1 additional share of common stock for every 4.69 shares you owned on that date, or 0.2132 shares for each share. The rights offering price is $10.50 per share, and the rights offering will expire at 5:00 P.M. eastern time on , 2005. The right to subscribe in the rights offering is not transferable. You may subscribe for any or all of shares allocated to you in the rights offering, although fractional shares will not be issued. You may also oversubscribe to purchase at the rights offering price any rights offering shares which are not subscribed for by other shareholders, subject to availability and our right to accept or reject in whole or in part any oversubscription. Once you submit a subscription, you may not withdraw it. Subscriptions and payment in full must be received no later than , 2005; otherwise you will have forfeited your right to participate in the rights offering.

         Any unsubscribed shares, plus an additional 525,000 shares of our common stock, will be offered in a public offering on a best efforts basis by McKinnon & Company, Inc., as our underwriter, at a price currently anticipated to be between $10.50 and $11.50 per share. If the public offering price is less than $10.50 per share, you will receive a refund of the difference between the public offering price and $10.50. The price you pay in the rights offering will not increase, regardless of the public offering price. We reserve the right to increase the total number of shares offered in the public offering by up 105,000
shares. The public offering is expected to terminate on or about        , 2005.

         Included with this letter is the prospectus for the rights offering
dated      2005 and a subscription agreement. The prospectus contains important information about CommerceFirst Bancorp and the offering. We urge you to carefully review the prospectus in its entirety before submitting a subscription.

         If you decide to purchase shares in the rights offering, please complete the subscription agreement and forward it, together with payment of the full purchase price (payable to "CommerceFirst Bancorp, Inc. - Escrow Account"), in accordance with the instructions contained in the subscription agreement and prospectus. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in the rights offering.

         If you have any questions regarding the rights offering, please contact Rick Morgan or Lamont Thomas at (410) 280.6695. We thank you for your continued support.

Sincerely,



Milton D. Jernigan, II                    Richard J. Morgan
Chairman                                  President and Chief Executive Officer